MAIL STOP
								August 10, 2006

Linda Putback-Bean
Chief Executive Officer
12926 Willowchase Drive
Houston, Texas 77070

RE:	Pediatric Prosthetics, Inc.
	Registration Statement on Form 10-SB
	Amended July 14, 2006
	File No. 0-51804

Dear Ms. Putback-Bean:

      We have reviewed your amended filing and have the following comments. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 1. Description of Business, page 4

1. Please clarify whether you are referring to Grant Douglas or Pediatric Prosthetics when you state in the first sentence of this section that "we were formed as an Idaho corporation on January 29,
1954." Please disclose the business activities engaged in since this time and whether revenues were ever generated from operations.

2. Please explain your characterization of this exchange as a merger of a private operating company into a non-operating public shell corporation in light of the fact that neither entity had business operations prior to the merger.

3. If Grant Douglass was not a reporting company at the time of the reverse acquisition of Pediatric Prosthetics, then please explain the statement in the first paragraph on page 5 that Pediatric emerged as the "surviving financial reporting entity." Also, please explain why
Pediatric Prosthetics entered into the merger to become a publicly traded company when Grant Douglas was not a publicly traded company.

Service Agreement with Global Media, page 6
4. We note your agreement to issue a total of $112,500 worth of your common stock to Global Media in February 2006. Please tell us how you account for this obligation. Given that this obligation will settle in a variable number of shares, please tell us your consideration of paragraph 12 of SFAS 150. Additionally, please tell us your consideration of EITF 96-18, as we note that there does not appear to be a measurement date, as discussed in Issue 1 of EITF 96-
18 with respect to this agreement.

May 2006 Securities Purchase Agreement, page 7
5. We note that you entered into a purchase agreement in May 2006 to issue $1.5 million in convertible notes. We remind you to consider
SFAS 133 and EITF 00-19, among others in determining whether the conversion feature should be accounted for as an embedded derivative and whether the convertible notes contain other embedded derivatives.
With respect to the conversion feature, we note the presence of registration rights, net settlement features, an insufficient number of authorized, but unissued shares and other terms that, pursuant to paragraph 11.a of SFAS 133 and EITF 00-19, would suggest that the conversion feature represents an embedded derivative. We also refer you to EITF 05-4 with respect to your registration rights for your consideration.

If you determine that the conversion feature does not represent an embedded derivative, we remind you to consider the guidance in EITF
98-5 and EITF 00-27 in determining whether the notes contain a beneficial conversion feature.

We remind you to also consider the above points with respect to the
$35,000 of convertible debt you issued in March 2006 and the
$50,000
of convertible debt you issued in April 2006, as discussed on page
6.

6. We also note that you issued 50 million warrants as part of the May 2006 purchase agreement. Again, we remind you to consider SFAS
133 and EITF 00-19 in determining the accounting and classification of these warrants. The registration rights and the insufficient number of authorized, but unissued shares, again, suggests that the warrants should be accounted for as a derivative instrument. We also refer you to EITF 05-4 with respect to your registration rights for your consideration.

We also remind you to consider the above points with respect to the
1,428,571 warrants you issued to a shareholder in April 2006, as discussed on page 6; the two million warrants issued to Lionheart
Associates, as discussed on page 54; and the three million warrants issued to Geoff Eiten, as discussed on page 54.

Events of Default, page 9

7. Please disclose whether you are in default under the terms of the debentures


Item 2.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 28

Plan of Operations, page 28

8. In this section and elsewhere in the registration statement where you discuss the proceeds from the sale of the convertible debentures please also disclose the net proceeds you received and expect to receive.

Critical Accounting Policies, page 30
9. We note your response to prior comment 24 of our letter dated March 10, 2006. Please clarify the following:
* You state that the change in your revenue recognition policy from cash basis to accrual basis did not have a material impact on your financial statements. Please quantify for us the impact of the change for each period presented. Please also provide us with an analysis of the quantitative and qualitative factors in SAB 99 in concluding that the impact is immaterial.
* Citing relevant accounting literature, please help us understand why you recognize revenue from the sale of prosthetic devices and related services generated through the billing departments of the Host-Affiliates net of any costs of goods.
* You state that if you are unable to collect from the patient, you recognize a bad debt expense. Please tell us why you do not recognize an estimate of an allowance for doubtful accounts on receivable balances at each period end, rather than waiting until you are unable to collect from your patient to write off the receivable.

Comparison of Operating Results, page 31
10. Please clarify the following regarding your cost of sales:
* You state on page 32 that cost of sales for the three months ended
March 31, 2006 decreased, as compared to the three months ended
March
31, 2005, due to a larger number of re-fittings, which require fewer electronic components than new fittings. However, we note your disclosure that revenue has increased primarily due to increased fees from your Host Affiliates. It would appear that the decrease in your cost of sales would also be attributable to the increase in fees from your Host Affiliates for this period, given that you recognize those fees net of cost of sales. If our understanding is correct, please revise your disclosures accordingly.
* You state on page 33 that costs of sales increased due to increased purchases of parts and components during the nine months ended March
31, 2006, which fees associated with fittings were not immediately recognized by you, as such fees had not been received by the Host Affiliates. Please clarify this disclosure for us.

Liquidity and Capital Resources, page 37
11. We note that accounts receivable is 72.1% of your total assets as
of March 31, 2006.  In addition, accounts receivable increased
194.3%
from June 30, 2005, which appears to be disproportionate to your net sales trends. Net sales increased 76.8% for the nine months ended March 31, 2006 compared to the prior year period. As such, please revise your filing to include an analysis of days sales outstanding for each period presented, a discussion and analysis of the increase in accounts receivable in excess of net sales growth, any uncertainties regarding collectibility, and the impact of this trend on your liquidity.

In addition, please expand your disclosures to discuss the increase in trade accounts payable and the decrease in accrued liabilities.

Item 4. Security Ownership of Certain Beneficial Owners and
Management, page 40

12. Please explain in the footnotes why the shares owned by Mr.
Morgan represent 41.1% of the voting stock of the company.

Note 6.  Stockholders` Equity, page 64
13. Please tell us the following regarding your common stock surrendered:
* Please tell us whether you recognized any amounts in your income statement with respect to your director`s surrendering of four million shares of your stock. If so, please tell us (1) the amount recognized in income and (2) your basis for recognizing this amount in income, instead of accounting for this surrender as a capital transaction consisting of the acquisition of treasury shares.
* Regarding the two million shares your consultant surrendered to you, please tell us (1) the reason for this surrender and (2) your basis for recognizing this amount in income, instead of accounting for this surrender as a capital transaction consisting of the acquisition of treasury shares.

Item 4. Recent Sales of Unregistered Securities

14. Please explain your reference to "free trading" shares. We also partially reissue comment 36 of out March 10, 2006 letter. Please describe the transactions in which you mention "free trading" shares.




Closing Comments

     You may contact Tracey McKoy at (202) 551-3772 or Nilima Shah at
(202) 551-3255 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka, Staff Attorney, at (202) 551-3729 or in his absence Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions.

      Sincerely,


  								Pamela A. Long
  								Assistant Director

CC:	David M. Love, Esq.
	(713) 524-4122

Ms. Linda Putback-Bean
Pediatric Prosthetics, Inc.
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE